EXHIBIT 99.2

GHP Horwath, P.C. Member Crowe Horwath International 1801 California Street, Suite 2200 Denver, CO 80202 +1.303.831.5000 Tel +1.303.831.5001 Fax www.croweghphorwath.com

December 28, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: China Xiniya Fashion Limited

We have read the statements that we understand China Xiniya Fashion Limited (Commission File No. 001-34958) will include the Form 6-K report it will file regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements.

Sincerely,

/s/ GHP Horwath, P.C.